MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

June 29, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Barrick Gold Corporation Begins Field Work on
Horse Mountain Joint Venture

Miranda Gold Corp. (“Miranda”) is please to announce that Barrick Gold Corporation (“Barrick”) has begun exploration field work on the Horse Mountain Joint Venture. Initial work will consist of a geophysical survey. Geophysical information derived from the survey will be used in conjunction with existing geological, geochemical, and drilling data to help define favorable structural trends.

Prior drilling at Horse Mountain encountered low-grade gold mineralization in strongly oxidized and altered carbonate rocks presumed to be part of the lower-plate assemblage. Barrick’s geophysical survey is designed to delineate fault zones where high-grade gold mineralization might be concentrated and confined. Miranda is pleased to have one of Nevada’s major gold producers and experts on Carlin/Cortez-style gold mineralization as its partner and as the operator of this joint venture.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Company, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, Barrick Gold Corporation and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.